SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 19, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

           Form 20-F      X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                             No              X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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FOR IMMEDIATE RELEASE

        CNOOC and Partners to Explore and Develop Gas in East China Sea

(Hong Kong, August 19, 2003) CNOOC Limited (the "Company"; NYSE: CEO, SEHK:
883) today announced that its parent company, China National Offshore Oil Corporation ("CNOOC"), China PetroChemical Corporation ("Sinopec"), Shell and Unocal have finalised an agreement to explore, develop and market natural gas, oil and condensate in the East China Sea.

The agreement comprises three exploration and two development contract areas of the Xihu Trough covering approximately 22,000 square kilometers.

CNOOC Limited and Sinopec each have a 30 per cent interest with Shell and Unocal each holding a 20 per cent interest. CNOOC will be the operator of all five contract areas.

The five contract areas represent a large acreage that has already made gas discoveries and is under-explored. The new venture partners plan to explore actively in the area. Foreign partners will assume 100% risk during the exploration stage.

The first development under the contracts will be in the Chunxiao development area which is expected to come on stream in mid 2005.

"We are pleased to see the final agreement on Xihu Trough exploration and development. It opens a new chapter for CNOOC and partners in the history of oil and gas exploration in East China Sea. We look forward to positive outcomes from the joint venture," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited. "We welcome new partners, Shell and Unocal. I am confident that they will add value to the project."

The proximity of the areas to the growing energy market in East China makes it an attractive investment opportunity for the project participants, whose combined strength enhances efforts to make the project a success.

End


Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

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Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
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                                        carol.chan@knprhk.com
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                                        maggie.chan@knprhk.com
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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name:  Cao Yunshi
                                               Title: Company Secretary

Dated: August 19, 2003